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August 23, 2021

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549

Attention: Margaret Schwartz
     Celeste Murphy
     Tracie Mariner
Kate Tillan

    Re:     Withdrawal of Registration Statement on Form S-1 (File No. 333-248672)
Ladies and Gentlemen:
Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), GRAIL, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practical date hereafter, of its Registration Statement on Form S-1 (File No. 333-248672), initially filed with the on September 9, 2020 (as amended, the “Registration Statement”) and all exhibits and amendments thereto.
The Company is seeking withdrawal of the Registration Statement because it is no longer pursuing an initial public offering in light of the completion of its acquisition by Illumina, Inc. The Registration Statement has not been declared effective, and none of the Company’s securities have been sold pursuant to the Registration Statement.
The Company further requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.
Please send copies of the written order granting withdrawal of the Registration Statement to the undersigned at GRAIL, Inc., 1525 O’Brien Drive, Menlo Park, California 94025, with a copy to Brian J. Cuneo, Latham & Watkins LLP, 140 Scott Dr., Menlo Park, California 94025, email: brian.cuneo@lw.com.
The Company also requests that its confidential treatment application be withdrawn as of the date hereof or at the earliest practicable date hereafter and requests the return of all materials submitted to the Commission with respect to such application. Please return these materials to Brian J. Cuneo, Latham & Watkins LLP, 140 Scott Dr., Menlo Park, California 94025.
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Should you have any questions regarding these matters, please contact the undersigned at (650) 863-1024 or Brian J. Cuneo of Latham & Watkins LLP at (650) 463-3014.

Sincerely yours,

GRAIL. Inc.

By:    /s/ Marissa Lee Song
    Marissa Lee Song
    General Counsel and Corporate Secretary

cc:     Hans E. Bishop, GRAIL, Inc.
    Matthew P. Young , GRAIL, Inc.
    W. Alex Voxman, Latham & Watkins LLP
    Cheston J. Larson, Latham & Watkins LLP
    Brian Cuneo, Latham & Watkins LLP
Kevin P. Kennedy, Simpson Thacher & Bartlett LLP

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